Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SBTS, LLC,

Plaintiff,
C.A. No.
v.

NRC GROUP HOLDINGS CORP., NRC
GROUP HOLDINGS LLC, and U.S.
ECOLOGY, INC.,

Defendants.

VERIFIED COMPLAINT

Plaintiff SBTS, LLC (“SBTS”), by and through its undersigned attorneys, files this Verified Complaint against Defendants, NRC Group Holdings Corp. (“NRCG”), NRC Group Holdings LLC (“NRCG LLC,” and together with NRCG, the “NRC Defendants”), and U.S. Ecology, Inc. (“U.S. Ecology”), and alleges as follows:

NATURE OF THE ACTION

1. Plaintiff SBTS holds a majority of the preferred stock issued by Defendant NRCG and brings this action to enforce rights granted to it in the Certificate of Designations governing SBTS’s preferred stock and under Delaware law.

2. In connection with a proposed merger between NRCG and U.S. Ecology, Defendants have stated repeatedly that they will (i) convert all of NRCG’s outstanding preferred stock into common stock at a ratio of approximately 1.8 common shares of a new holding company for each share of NRCG’s preferred stock and then (ii) provide the former preferred stockholders, including SBTS, the same compensation provided to common stockholders upon consummation of the proposed merger, which is scheduled to close as early as October 1, 2019.

3. SBTS does not want to convert its preferred stock into common shares. The Certificate of Designations governing the preferred stock held by SBTS and 8 Del. C. § 242 expressly provide that SBTS must consent to any such conversion. SBTS has not consented.

4. On information and belief, Defendant U.S. Ecology required the agreement governing its proposed merger with NRCG (the “Merger Agreement”) to include a provision requiring the mandatory conversion of SBTS’s preferred stock (the “Involuntary Conversion”) despite such conversion violating the Certificate of Designations and Delaware law.

5. SBTS now seeks a declaration that the Certificate of Designations governing SBTS’s preferred shares and Delaware law prohibit the Involuntary Conversion. SBTS further seeks injunctive relief to prevent the Defendants from consummating the proposed merger.

6. Absent injunctive relief, SBTS will be harmed irreparably by the Involuntary Conversion, an unlawful, mandatory conversion of its preferred stock into common stock, because the Involuntary Conversion will forever deprive SBTS of its preferred shares and corporate governance rights.

7. On information and belief, this action is supported by other holders of the same preferred shares held by SBTS.

PARTIES

8. Plaintiff SBTS is a Delaware limited liability company with its principal place of business in New York, New York.

9. Defendant NRCG is a Delaware company with its principal place of business in Houston, Texas.

10. Defendant NRCG LLC is a Delaware limited liability company with its principal place of business in Houston, Texas. NRCG LLC is a wholly owned subsidiary of Defendant NRCG.

11. Defendant U.S. Ecology is a Delaware company with its principal place of business in Boise, Idaho.

FACTUAL ALLEGATIONS

12. SBTS is a majority holder of NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock (the “Preferred Stock”) that was issued pursuant to the Certificate of Designations, Preferences, Rights and Limitations of 7.00% Series A Convertible Cumulative Preferred Stock of NRC Group Holdings Corp., dated as of October 17, 2018 (the “Certificate of Designations” or “COD”).

A.	The Cyrus PIPE Transaction

13. In 2018, NRCG (then known as Hennessy Capital Acquisition Corp. III) sought to acquire all of the issued and outstanding membership interests of NRCG LLC from JFL-NRC-SES Partners, LLC (the “Business Combination”).

14. In connection with the Business Combination, NRCG sought to ensure sufficient funds to finance the cash component of the acquisition.

15. NRCG sought to raise such funds through the use of PIPE (private investment in public equity) transactions with, among other entities, Nomura Securities International, Inc. and Cyrus Capital Partners, L.P. (“Cyrus Capital”).

16. On August 24, 2018, NRCG entered into a Subscription Agreement with Cyrus Capital (the “Cyrus Subscription Agreement”).

17. Under the terms of the Cyrus Subscription Agreement, Cyrus Capital agreed to subscribe for and purchase on behalf of SBTS: (i) $53.0 million for 530,000 shares of NRCG’s Preferred Stock and (ii) approximately $15 million for 1,436,415 newly issued shares of NRCG’s common stock. Cyrus Capital paid a premium for each share of the Preferred Stock over the price of the NRCG common stock into which the Preferred Stock can convert.

18. The acquisitions pursuant to the Cyrus Subscription Agreement were conditioned on the substantially concurrent closing of transactions necessary to effectuate the Business Combination.

19. On October 17, 2018 (the “Issue Date”), after all material contingencies were satisfied, the acquisitions pursuant to the Cyrus Subscription Agreement closed shortly before the transactions pursuant to the Business Combination closed.

20. In connection with the closing of the Business Combination, NRCG changed its name from Hennessy Capital Acquisition Corp. III to NRC Group Holdings Corp.

21. Simultaneously with the closing of the Business Combination, on the Issue Date, NRCG’s Board of Directors adopted the resolution outlined in the COD, creating NRCG’s Preferred Stock.

22. SBTS has held its shares of NRCG’s Preferred Stock since NRCG issued the Preferred Stock on the Issue Date.

23. Pursuant to Section 6(c) of the COD, a majority of the holders of Preferred Stock were entitled to designate one director to NRCG’s Board of Directors (the “Board”).

24. A majority of the holders of Preferred Stock designated John Rapaport to serve on NRCG’s Board.

B.	NRCG and U.S. Ecology Enter into a Merger Agreement with Terms Contravening the COD

25. In or around April 2019, U.S. Ecology and NRCG began discussions regarding a potential merger between the two entities.

26. On or around June 20, 2019, NRCG convened a meeting of its Board. During this meeting, NRCG informed the Board that U.S Ecology had made an offer to acquire 100% of NRCG’s equity under the terms described in the Merger Agreement.

27. With respect to the Involuntary Conversion, the Merger Agreement states:

Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Series A Preferred Shares and Dissenting Shares) will be converted into the right to receive, and become exchangeable for, that number of shares of Holdco Common Stock equal to the sum of: [prescribed ratio].

Merger Agreement § 2.01(b)(ii)(2) (emphasis added).1

28. Section 1.02 of the Merger Agreement provides that, unless otherwise agreed to by NRCG and U.S. Ecology, the transaction will close no earlier than October 1, 2019.

29. Upon information and belief, NRCG informed the Board of the terms of the Merger Agreement, including the Involuntary Conversion, and that the Preferred Stock holders would not be asked or permitted to vote on the merger as a class.

[1]	The Merger Agreement may be found at NRC Group Holdings Corp. Current Report (Form 8-K), Ex. 2.1 (June 24, 2019), attached hereto as Exhibit A.

30. On June 23, 2019, the Board voted to approve the terms of the Merger Agreement.

31. Consistent with his fiduciary duties to all NRCG stockholders, Mr. Rapaport voted against approval of the Merger Agreement.

C.	The Merger Agreement Contemplates NRCG Unilaterally Changing the Rights of the Preferred Stock or Expediting Conversion Periods in Breach of the COD.

32. The COD prohibits NRCG from amending or altering its Certificate of Incorporation, explicitly including in connection with a merger, to the detriment of any holder of Preferred Stock, unless NRCG first obtains consent from a majority of the holders of Preferred Stock.

33. Specifically, the COD provides:

So long as any shares of Preferred Stock remain Outstanding, . . . [NRCG] shall not, without the affirmative vote or consent of (a) the Holders of at least 50.1% of the shares of Preferred Stock Outstanding at the time, voting together as a single class . . ., amend, alter or repeal the provisions of the Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting powers of the shares of Preferred Stock.

COD § 6(d) (emphasis added).2

[2]	The COD may be found at NRC Group Holdings Corp. Current Report (Form 8-K), Ex. 3.3 (Oct. 23, 2018), attached hereto as Exhibit B.

34. Under Delaware law, the COD constitutes an amendment to NRCG’s Certificate of Incorporation that the rights provided to the holders of Preferred Stock in the COD become part of NRGC’s Certificate of Incorporation. See Elliott Assocs., L.P. v. Avatex Corp., 715 A.2d 843, 844 n.3 (Del. 1998).

35. NRCG’s Certificate of Incorporation itself states that its provisions encompass any “Preferred Stock Designation.” See Certificate of Incorporation §§ 4.2, 4.3, 6.5.3

36. The COD does not permit NRCG to convert unilaterally the Preferred Stock at this time. NRCG also cannot amend the COD to permit it to convert unilaterally the Preferred Stock without the Preferred Stock holders’ consent.

37. Because the Merger Agreement requires NRCG to convert unilaterally the Preferred Stock, NRCG will breach the COD if NRCG proceeds with the Merger on the terms provided in the Merger Agreement.

38. Section 6(d) of the COD further limits the ability of NRCG to amend its Certificate of Incorporation “so as to effect a Material Change” without the consent of all “Required Holder(s).”

39. The COD defines “Required Holders” as “any Holder that acquired the Preferred Stock on the Issue Date . . . that, as of any time, continues to own at least 14.99% of the shares of Preferred Stock originally issued.” COD § 1(kkk). SBTS holds a majority of the Preferred Stock and is therefore a Required Holder.

[3]	The Certificate of Incorporation may be found at NRC Group Holdings Corp. Annual Report (Form 10-K), Ex. 3.1 (Oct. 23, 2018), attached hereto as Exhibit C.

40. The COD defines “Material Change” as, among other things, “any change (i) expediting the commencement of the First Mandatory Conversion Period.” COD § 1(uu). The “First Mandatory Conversion Period” is defined as “the period on or after the 3-year anniversary of the Issue Date but prior to the 5-year anniversary of the Issue Date.” COD § 9(a).

41. SBTS acquired Preferred Stock on the Issue Date and continues to own at least 14.99% of the shares of Preferred Stock originally issued. SBTS is therefore a Required Holder under the COD.

42. Because SBTS is a Required Holder, the requirement in Section 6(d) of the COD separately prevents NRCG from expediting the commencement of the First Mandatory Conversion Period to permit unilateral conversion without SBTS’s express consent.

D.	The Merger Agreement Breaches Several of the Certificate of Incorporation’s Other Protections for Holders of Preferred Stock

43. The COD limits how NRCG may treat its Preferred Stock and further provides holders of NRCG’s Preferred Stock with various rights both generally and in connection with certain triggering events.

44. First, the COD provides contractual protections to holders of NRCG’s Preferred Stock in the event of any “Fundamental Change.”

45. Under the COD, a “Fundamental Change” occurs when, among other things, there is “any share exchange, consolidation or merger of the Corporation with any Person . . . pursuant to which the Common Stock will be converted to cash, securities, or other property.” COD § 1(jj).

46. On June 24, 2019, U.S. Ecology announced that it had entered into the Merger Agreement. The Merger Agreement provides that upon consummation of the merger each share of NRCG’s common stock and Preferred Stock will convert into a certain number of shares of common stock issued by a newly-formed holding company pursuant to a predetermined formula described in the Merger Agreement.

47. The Defendants’ proposed merger qualifies as a Fundamental Change.

48. The COD provides, in relevant part, that, within 15 days of the date of any Fundamental Change, “each Outstanding share of the Preferred Stock shall (subject to the applicable limitations set forth in Section 12), at the election of the Holder thereof pursuant to the delivery of a Notice of Conversion, be converted into a number of shares of Common Stock . . . .” COD § 5(b) (emphasis added).

49. Thus, the COD provides that, in connection with any event triggering a “Fundamental Change,” a holder of NRCG’s Preferred Stock may, but is not required to, elect to have any of its Preferred Stock converted to common stock.

50. Second, the COD provides protections to holders of NRCG’s Preferred Stock in the event of any “Reorganization Event.”

51. A “Reorganization Event” occurs when “the Common Stock is converted into, or exchanged for, stock, other securities, other property or assets,” as a result of, among other things, “any consolidation, merger or combination involving the Corporation.” COD § 8(j).

52. At the time of any “Reorganization Event,” the COD provides as follows:

the right to convert each share of Preferred Stock shall be changed into a right to convert such share into the kind and amount of shares of stock . . . that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event.

COD § 8(j).

53. The same provision of the COD further provides that “[n]one of the foregoing provisions shall affect the right of a Holder of Preferred Stock to convert its Preferred Stock into shares of Common Stock as set forth in Section 8(a) prior to the effective time of such Reorganization Event.”

54. Section 8(j) of the COD therefore provides that, while holders of NRCG’s Preferred Stock have the right to convert their Preferred Stock in advance of any “Reorganization Event,” they have no obligation to convert their Preferred Stock either in advance of or concurrently with such Reorganization Event.

55. The Defendants’ proposed merger qualifies as a “Reorganization Event.”

56. In addition, the Certificate of Incorporation prevents NRCG from removing Mr. Rapaport (the director designated by the majority of the holders of Preferred Stock) except as allowed by the terms of the COD. See Certificate of Incorporation § 6.5.

57. The COD, in turn, allows Mr. Rapaport to be removed from the Board “upon, and only upon, the written request” of a majority of the holders of Preferred Stock. COD § 6(c).

58. A majority of the holders of the Preferred Stock have not requested the removal of Mr. Rapaport from the Board.

E.	The Board Proceeds with the Involuntary Conversion

59. On July 2, 2019, SBTS and Zazove Associates, LLC4 sent the Board a letter (the “Letter”) explaining that the Involuntary Conversion contemplated by the Merger Agreement violates the COD and Delaware law.5

60. NRCG knows or should know that the Involuntary Conversion violates the express terms of NRCG’s COD by forcing holders of its Preferred Stock to convert their holdings to common stock.

[4]	Zazove Associates, LLC has discretionary authority with regard to a significant number of shares of Preferred Stock.
[5]	The Letter is attached hereto as Exhibit D.

61. On July 8, 2019, the Board resolved to form a special committee of the Board to consider the issues raised in the Letter. The Board determined that the special committee would consist of all of NRGC’s directors except for Mr. Rapaport. The Board determined that, because of Mr. Rapaport’s affiliation with SBTS, he was conflicted as to the matters outlined in the Letter.

62. The Board did not take a vote or seek unanimous consent to create the special committee or to exclude Mr. Rapaport from the special committee.

63. On July 10, 2019, NRCG announced in a press release that it rejected the request in the Letter to reconsider the Involuntary Conversion, and reaffirmed its commitment to proceed with the terms of the Merger Agreement as originally announced.6

64. On July 11, 2019, NRCG sent SBTS a response to the Letter.7 NRCG justified its decision to proceed with the Involuntary Conversion on the grounds that NRCG’s Certificate of Incorporation would not be amended as a result of the merger. NRCG therefore incorrectly concluded that the COD could be eliminated without modifying the Certificate of Incorporation.

65. NRCG did not identify any provision of the COD or elsewhere within the Certificate of Incorporation permitting it to convert involuntarily the Preferred Stock to common stock at this time.

[6]	NRCG’s July 10, 2019 press release is attached hereto as Exhibit E.
[7]	NRCG’s response to the Letter is attached hereto as Exhibit F.

COUNT I

(DECLARATORY JUDGMENT FOR BREACH OF COD SECTION 6(d)

AGAINST NRC DEFENDANTS)

66. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

67. The Involuntary Conversion amends, alters, and/or repeals the terms of the COD—which constitutes part of NRCG’s Certificate of Incorporation—in a manner that materially and adversely affects the rights and privileges of the shares of Preferred Stock.

68. Section 6(d) of the COD, however, provides that holders of Preferred Stock have the right to vote as a single class in the event of any amendment, alteration or repeal of the Certificate of Incorporation, “whether by merger, consolidation or otherwise.”

69. Because the Merger Agreement does not allow the holders of the Preferred Stock to vote as a single class before amending and altering NRCG’s Certificate of Incorporation so as to materially and adversely affect the rights of the holders of Preferred Stock, it violates Section 6(d) of the COD.

70. The terms of the Merger Agreement also amend and alter the COD in a manner that expedites the commencement of the First Mandatory Conversion Period.

71. SBTS has not consented to any change to the COD that expedites the commencement of the First Mandatory Conversion Period.

72. Because the Merger Agreement also amends and alters the COD to effect a Material Change (i.e., expediting the commencement of the First Mandatory Conversion Period) without SBTS’s consent, it further violates Section 6(d) of the COD.

73. A clear controversy exists between SBTS and the NRC Defendants as to whether the transactions contemplated by the Merger Agreement are prohibited by Section 6(d) of the COD.

74. The controversy involves the rights or other legal relations of SBTS and this action is asserted against persons and entities who have an interest in contesting the claim, and have contested the claims.

75. The controversy is between parties whose interests are real and adverse, and the issues involved are ripe for judicial determination.

76. SBTS thus seeks a declaratory judgment that Defendant NRCG’s decision to move forward with the Merger Agreement and the Involuntary Conversion is unlawful (and therefore void) because it would cause a material breach of Section 6(d) of the COD.

COUNT II

(DECLARATORY JUDGMENT FOR BREACH OF COD SECTIONS 5(b)

AND 8(j) AGAINST NRC DEFENDANTS)

77. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

78. As a holder of NRGC’s Preferred Stock, SBTS has performed all of its obligations under the COD.

79. If the transactions contemplated by the terms of the Merger Agreement are consummated, then a “Fundamental Change” and a “Reorganization Event” will occur pursuant to the terms of the COD.

80. Section 5(b) of the COD requires a holder of Preferred Stock to affirmatively elect to convert its Preferred Stock to common stock upon a Fundamental Change; otherwise the COD permits the Preferred Stock holder to keep its Preferred Stock.

81. Section 8(j) of the COD similarly provides that, while holders of NRCG’s Preferred Stock have the right to convert their Preferred Stock in advance of any “Reorganization Event,” they have no obligation to convert their Preferred Stock either in advance of or concurrently with such Reorganization Event.

82. SBTS has not elected to have any of its Preferred Stock converted to common stock.

83. Because the Involuntary Conversion contemplated by the Merger Agreement would convert SBTS’s Preferred Stock to common shares of another entity without SBTS’s consent, it violates Section 5(b) of the COD.

84. A clear controversy exists between SBTS and the NRC Defendants as to whether the transactions contemplated by the Merger Agreement are prohibited by Sections 5(b) and 8(j) of the COD.

85. The controversy involves the rights or other legal relations of SBTS and this action is asserted against persons and entities who have an interest in contesting the claim, and have contested the claims.

86. The controversy is between parties whose interests are real and adverse, and the issues involved are ripe for judicial determination.

87. SBTS thus seeks a declaratory judgment that Defendant NRCG’s decision to move forward with the Merger Agreement and the Involuntary Conversion is unlawful (and therefore void) because it would cause a material breach of Sections 5(b) and 8(j) of the COD.

COUNT III

(DECLARATORY JUDGMENT FOR BREACH OF CERTIFICATE OF

INCORPORATION SECTION 6.5 AND COD SECTION 6(c) AGAINST

NRC DEFENDANTS)

88. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

89. On information and belief, Defendants will remove Mr. Rapaport from the Board upon consummation of the transactions contemplated by the Merger Agreement.

90. Section 6.5 of the Certificate of Incorporation provides that the director designated by the majority of the holders of Preferred Stock may not be removed except as provided by the terms of the COD. Section 6(c) of the COD provides that the director designated by the majority of the holders of Preferred Stock may not be removed except “upon, and only upon the written request” of a majority of the holders of Preferred Stock.

91. Defendants’ anticipated removal of Mr. Rapaport from the Board will violate Section 6.5 of the Certificate of Incorporation and Section 6(c) of the COD because Defendants will be removing Mr. Rapaport from the Board without a request by a majority of the holders of the Preferred Stock.

92. A clear controversy exists between SBTS and Defendants as to whether the removal of Mr. Rapaport from the Board upon consummation of the transactions contemplated by the Merger Agreement is prohibited by Section 6.5 of the Certificate of Incorporation and Section 6(c) of the COD.

93. The controversy involves the rights or other legal relations of SBTS and this action is asserted against persons and entities who have an interest in contesting the claim, and have contested the claims.

94. The controversy is between parties whose interests are real and adverse, and the issues involved are ripe for judicial determination.

95. SBTS thus seeks a declaratory judgment that Defendants are not permitted to remove Mr. Rapaport from the Board because such removal would materially breach Section 6.5 of the Certificate of Incorporation and Section 6(c) of the COD.

96. A declaratory judgment is necessary and proper in order to determine whether Defendant NRCG’s decision to Mr. Rapaport from the Board is unlawful.

COUNT IV

(DECLARATORY JUDGMENT FOR VIOLATION OF DGCL SECTION 242(b)(2)

AGAINST NRC DEFENDANTS)

97. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

98. The Involuntary Conversion also violates Section 242(b)(2) of the Delaware General Corporation Law, which provides that “holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment . . . if the amendment would . . . alter or change the powers, preferences, or special rights of the share of such class so as to affect them adversely.”

99. NRCG has taken the position that its charter “will remain unchanged” after the proposed merger and that the merger will not cause any “amendments” to its charter. That position is incorrect because the merger will effectively repeal the COD, which is part of NRCG’s charter.

100. Through the Involuntary Conversion, NRCG attempts to change the powers of the Preferred Stock by converting it into common stock without allowing the holders of the Preferred Stock to vote as a class. Such action violates Delaware law.

101. A clear controversy exists between SBTS and Defendants as to whether the transactions contemplated by the Merger Agreement are prohibited by Delaware law.

102. The controversy involves the rights or other legal relations of SBTS and this action is asserted against persons and entities who have an interest in contesting the claim, and have contested the claims.

103. The controversy is between parties whose interests are real and adverse, and the issues involved are ripe for judicial determination.

104. SBTS thus seeks a declaratory judgment that the Involuntary Conversion required by the Merger Agreement is unlawful (and therefore void) because it would violate Delaware law (in addition to the COD).

105. A declaratory judgment is necessary and proper in order to determine whether the Involuntary Conversion is unlawful and in violation of the COD.

COUNT V

(INJUNCTIVE RELIEF AGAINST ALL DEFENDANTS)

106. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

107. SBTS would suffer irreparable harm if NRCG and U.S. Ecology are not enjoined from consummating the transactions contemplated by the Merger Agreement, including the Involuntary Conversion, the elimination of the Preferred Stock holders’ bargained-for voting and corporate governance rights, and the anticipated removal of Mr. Rapaport from the Board.

108. Among other things, the Involuntary Conversion would deprive SBTS of its voting rights and its bargained-for protections and corporate governance process as holders of NRCG’s Preferred Stock.

109. The Involuntary Conversion would also deprive SBTS of its bargained-for right to elect when, if at all, to convert its Preferred Stock.

110. Given the nature of the enhanced rights provided by the Preferred Stock, SBTS would have no adequate remedy at law if the Involuntary Conversion were consummated and Mr. Rapaport were removed from the Board.

111. SBTS is entitled to injunctive relief preventing Defendant NRCG from convening a vote of its shareholders to approve the transactions contemplated by the Merger Agreement, including the Involuntary Conversion, the elimination of the Preferred Stock holders’ bargained-for voting and corporate governance rights, and the anticipated removal of Mr. Rapaport from the Board.

COUNT VI

(TORTIOUS INTERFERENCE WITH CONTRACT AGAINST U.S. ECOLOGY)

112. SBTS repeats and realleges each and every allegation set forth in the foregoing paragraphs as if fully set forth at length herein.

113. The COD is a valid contract between and among SBTS, NRCG, and others.

114. U.S. Ecology has knowledge of the terms of the COD, including Sections 6(d), 5(b), 8(j), and 6(c).

115. Upon information and belief, U.S. Ecology has actual knowledge of the COD yet still required the Merger Agreement to include the Involuntary Conversion.

116. The Involuntary Conversion, if consummated, would breach the terms of the COD.

117. The Involuntary Conversion would irreparably harm SBTS by depriving it of its voting rights and its bargained-for protections and corporate governance process as holders of Preferred Stock.

RELIEF REQUESTED

WHEREFORE, SBTS respectfully requests that the Court enter an Order:

a.	declaring that the terms of the Merger Agreement violate Section 6(d) of the COD;

b.	declaring that the terms of the Merger Agreement violate Sections 5(b) and 8(j) of the COD;

c.	declaring that the removal of Mr. Rapaport from the Board would violate Section 6.5 of the Certificate of Incorporation and Section 6(c) of the COD;

d.	declaring that the terms of the Merger Agreement violate Delaware law, including Section 242 of the Delaware General Corporation Law;

e.

enjoining Defendant NRCG from convening a vote of its shareholders to approve the transactions contemplated by the Merger Agreement, including the Involuntary Conversion, the elimination of the Preferred Stock holders’ bargained-for voting and corporate governance rights, and the anticipated removal of Mr. Rapaport from the Board;

f.

enjoining Defendants NRCG and U.S. Ecology from consummating the transactions contemplated by the Merger Agreement, including the Involuntary Conversion, the elimination of the Preferred Stock holders’ bargained-for voting and corporate governance rights, and the anticipated removal of Mr. Rapaport from the Board;

g.	finding Defendant U.S. Ecology liable for tortious interference with contract and awarding SBTS all damages proximately caused by U.S. Ecology’s tortious actions;

h.	awarding SBTS its costs and expenses in connection with this action, including attorneys’ fees pursuant to the corporate benefit doctrine, and any pre- or post-judgment interest; and

i.	granting SBTS any such further relief as justice and its cause may require.

YOUNG CONAWAY STARGATT & TAYLOR LLP

/s/ Martin S. Lessner
Martin S. Lessner (#3109)
OF COUNSEL:	Emily V. Burton (#5142)
Nicholas Rohr (#5381)
Stephen M. Baldini	Peter Artese (#6531)
Brian T. Carney	Rodney Square
Saurabh Sharad	1000 North King Street
AKIN GUMP STRAUSS HAUER	Wilmington, DE 19801
& FELD LLP	(302) 571-6600
One Bryant Park
New York, NY 10036
(212) 872-1000

Dated: July 23, 2019	Attorneys for Plaintiff SBTS, LLC